Loblaw
COMPANIES LIMITED

loblaw.ca

1 President's Choice Circle
Brampton, Ontario L6Y 5S5
tel 905.459.2500
fax 905.861.2602

RECEIVED
2007 MAY 22 A 8: -1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 9, 2007

[redacted]

07023709

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of the International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

SUPPL

Dear Sirs:

Re: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the First Quarterly Report with accompanying asset coverage ratios to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours truly,

Robert A. Balcom
Senior Vice President,
Secretary & General Counsel

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Enclosures

dw 5/22

82-4918


Q1
no name

First Quarter 2007
Report to Shareholders
12 Weeks Ended March 24, 2007

Loblaw

COMPANIES LIMITED

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations and are contained in discussions regarding the Company's objectives, plans, goals, aspirations, strategies, potential future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically, though not always, identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, changes in the Company's or its competitors' pricing strategies, the ability to realize anticipated cost savings and efficiencies, including those resulting from restructuring, inventory liquidation and other cost reduction and simplification initiatives, the ability to execute restructuring plans, implement strategies and introduce innovative products successfully and in a timely manner, changes in the markets for the inventory intended for liquidation and changes in the expected realizable value and costs associated with the liquidation, unanticipated, increased or decreased costs associated with the announced initiatives, including those related to compensation costs, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The calculation of the goodwill impairment charge involves the estimation of several variables, including but not limited to market multiples, projected future sales, earnings, capital investment, discount rates, terminal growth rates and the fair values of those assets and liabilities being valued. The Company cautions that this list of factors is not exhaustive.

The assumptions applied in making the forward-looking statements contained in this Quarterly Report, including this MD&A include the following: economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our markets nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, the Company successfully offers new and innovative products and executes its strategies as planned, anticipated cost savings and efficiencies are realized as planned, continuing future restructuring activities are effectively executed in a timely manner, costs associated with the liquidation of inventory are not higher or lower than expected, the Company's assumptions regarding average compensation costs and average years of service for employees affected by the simplification initiatives are materially correct, the Company does not significantly change its approach to its current restructuring activities, there is no material amount of excess inventory in the Company's supply chain, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. This list of factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of the MD&A included in the Company's 2006 Annual Report.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including this MD&A are made only as of the filing date of this Quarterly Report and the Company disclaims any obligation or intention to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Contents

Report to Shareholders

First Quarter Highlights

For the periods ended March 24, 2007 and March 25, 2006 ($ millions except where otherwise indicated)	2007 (12 weeks)	2006 (12 weeks)	Change
Sales	**$ 6,347**	$ 6,147	3.3%
Operating income	**134**	259	(48.3%)
Basic net earnings per common share ($)	**0.20**	0.51	(60.8%)
Same-store sales change (%)	**2.4%**	(2.5%)	
Adjusted EBITDA(1)	**365**	398	(8.3%)
Adjusted operating income(1)	**236**	270	(12.6%)
Adjusted operating margin(1)	**3.9%**	4.7%	
Adjusted basic net earnings per common share(1)($)	**0.46**	0.54	(14.8%)
Free cash flow(1)	**(396)**	(601)	34.1%

- Adjusted basic net earnings per common share(1) of 46 cents, down 14.8% from last year
- Adjusted operating income(1) of $236 million, down 12.6% from last year
- Same-store sales up 4.0% from last year, excluding the impact of decreased tobacco sales
- "Simplify" program is on track and on time

Loblaw realized first quarter basic net earnings per common share of 20 cents compared to 51 cents for the same period in 2006. Adjusted basic net earnings per common share(1) for the first quarter of 2007 were 46 cents compared to 54 cents in 2006, a decline of 14.8%. Adjusted basic net earnings per common share(1) for the first quarter of 2007 included the impact of certain items, details of which are provided below and in the Management's Discussion and Analysis ("MD&A").

Sales for the first quarter of 2007 increased 3.3% or $200 million to $6.3 billion. Sales increases were realized across all regions of the country and in the food, general merchandise and drugstore areas. Same-store sales increased by 4.0% excluding the impact of the continued decrease in tobacco sales. Total sales excluding the impact of tobacco sales and variable interest entities(1) increased by 5.1%. In the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of the Company's cash & carry and wholesale club network, adversely impacting sales. This loss of sales is expected to continue affecting comparisons to 2006 sales until the end of the third quarter of 2007.

Loblaw earned operating income of $134 million in the first quarter of 2007 compared to $259 million during the same period in 2006. Operating margin was 2.1% compared to 4.2% in the first quarter of 2006. Adjusted operating income(1) in the first quarter of 2007 was $236 million compared to $270 million in 2006 and resulted in adjusted operating margins(1) of 3.9% and 4.7%, respectively. A number of items affecting adjusted operating income(1) in this and previous quarters are detailed below and in the MD&A.

The Company's "Formula for Growth" continues to focus on how it will compete and succeed for the long term. The Simplify program is being executed as planned. In the first quarter, certain charges were recorded which reflected initiatives undertaken in the quarter that the Company has previously disclosed and are as follows:

(1) See Non-GAAP Financial Measures on page 10.

- Part of the Company's Simplify program involves the restructuring of its merchandising and store operations into more streamlined functions which includes a reduction of 800-1,000 jobs in the National Head Office and Store Support Centre and regional offices. The total restructuring costs, primarily severance costs, under this plan are anticipated to be at the lower end of the previously disclosed range of $150 million to $200 million. A substantial portion of the estimated charge in connection with this plan is anticipated to be recorded by the end of the second quarter of 2007. In the first quarter of 2007, the Company recognized $75 million of restructuring costs resulting from this plan, composed of $58 million for employee termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs and $17 million of other costs, primarily consulting.
- A charge of $14 million was recorded in connection with the previously announced closure of certain stores in the Quebec and Atlantic markets and in the wholesale network.
- The Company's efforts to liquidate excess inventory are proceeding as expected. A charge of $2 million was recorded in the first quarter, comprised primarily of storage costs.

In addition, the following items influenced adjusted operating income[1] for the first quarter of 2007:

- Legislative changes by the Ontario government in the second half of 2006 negatively impacted pharmacy-related operating income by approximately $10 million.
- Consulting costs, other than those in connection with the Simplify program, and costs associated with the change in the Company's executive bonus plan, amounted to approximately $15 million.
- The Company continues to reduce prices in a strategic and coordinated manner. This has started and will continue in both Ontario and Quebec in addition to a rollout to the rest of Canada over the course of the year.

The Company is in the process of implementing a perpetual inventory system which may result in a change to the accounting methodology used by the Company to estimate the value of the Company's general merchandise and certain other inventory. The Company is currently evaluating the potential impact of this implementation.

Free cash flow[1] for the first quarter of 2007 was negative $396 million compared to negative $601 million in the first quarter of 2006. Free cash flow[1] is typically negative in the first quarter and is expected to improve throughout the remainder of the year due to increases in net earnings, an improvement in cash flows from working capital and a reduction in capital expenditures compared to 2006.

The non-cash goodwill impairment charge of $800 million recorded in the Company's audited annual consolidated financial statements for the year ended December 30, 2006 continues to be assessed by the Company. The Company expects that the final charge will be approximately $800 million as previously disclosed. However, if necessary, this non-cash goodwill impairment charge will be adjusted by the end of the second quarter of 2007.

Through its "Focus on the Basics" initiative, the Company is stabilizing supply chain costs, improving service levels and simplifying store level processes, thereby creating a platform for improved store productivity.



Galen G. Weston
Executive Chairman

Toronto, Canada
April 30, 2007

(1) See Non-GAAP Financial Measures on page 10.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2007 unaudited interim period consolidated financial statements and the accompanying notes on pages 13 to 24 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended December 30, 2006 and the related annual MD&A included in the Company's 2006 Annual Report. The Company's 2007 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. These interim period consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") that the Company is required to consolidate in accordance with Accounting Guideline 15, "Consolidation of Variable Interest Entities", ("AcG 15"). A glossary of terms used throughout this Quarterly Report can be found on page 80 of the Company's Financial Report contained in its 2006 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as cumulative operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as cumulative net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity.

The information in this MD&A is current to April 30, 2007, unless otherwise noted.

Results of Operations

For the first quarter of 2007, basic net earnings per common share were 20 cents compared to 51 cents in 2006, a decline of 60.8%. Basic net earnings per common share were negatively impacted in the first quarter of 2007 by the following:

- 5 cents (2006 – 1 cent) per common share for the net effect of stock-based compensation and the associated equity forwards;
- 21 cents (2006 – 1 cent) per common share related to restructuring and other charges; and
- nil cents (2006 – 1 cent) per common share related to the consolidation of VIEs.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 46 cents for the first quarter of 2007 compared to 54 cents for the first quarter of 2006. Adjusted basic net earnings per common share[1] for the first quarter of 2007 included the impact of certain items, details of which are provided below.

Sales Sales for the first quarter increased by 3.3% or $200 million to $6.3 billion. Sales increases were realized across all regions of the country and in the food, general merchandise and drugstore areas. Same-store sales increased by 4.0% excluding the impact of the continued decrease in tobacco sales. Total sales excluding the impact of tobacco sales and VIEs[1] increased by 5.1%. In the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of the Company's cash & carry and wholesale club network, adversely impacting sales. This loss of sales is expected to continue affecting comparisons to 2006 sales until the end of the third quarter of 2007.

(1) See Non-GAAP Financial Measures on page 10.

Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs[1]

($ millions except where otherwise indicated)	2007 (12 weeks)	2006 (12 weeks)
Total sales	$ 6,347	$ 6,147
Less: Sales attributable to tobacco sales	217	321
Sales attributable to the consolidation of VIEs	94	81
Sales excluding the impact of tobacco sales and VIEs[1]	$ 6,036	$ 5,745
Total sales growth	3.3%	
Less: Impact on sales growth attributable to tobacco sales	(2.0%)	
Impact on sales growth attributable to the consolidation of VIEs	0.2%	
Sales growth excluding the impact of tobacco sales and VIEs[1]	5.1%	

The following factors further explain the major components in the change in sales over the prior year:

- same-store sales growth excluding the impact of the continued decline in tobacco sales of 4.0%;
- continued sales growth from the *Real Canadian Superstore* program in Ontario;
- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" was approximately 3.8% for the first quarter of 2007 compared to 2.6% in the same period of 2006. This measure of inflation may not accurately reflect the effect of inflation on the specific mix of goods offered in the Company's stores;
- food, general merchandise and drugstore growth over the comparable period in 2006; and
- an increase in net retail square footage of 0.3 million square feet or 0.7% during the latest four quarters, due to the opening of 38 new corporate and franchised stores and the closure of 77 stores, inclusive of 45 stores that were closed as part of a previously announced store operations restructuring plan, and stores which have undergone conversions and major expansions. During the first quarter of 2007, 6 new corporate and franchised stores were opened and 50 were closed, including 44 stores that were closed as part of a previously announced store operations restructuring plan resulting in a net decrease of 0.7 million square feet or 1.5%.

Operating Income Operating income of $134 million for the first quarter of 2007 compares to $259 million in 2006, a decrease of 48.3%. Operating margin was 2.1% for the first quarter of 2007 compared to 4.2% in 2006.

The Company's "Formula for Growth" continues to focus on how it will compete and succeed for the long term. The "Simplify" program is being executed as planned. In the first quarter of 2007, certain charges were recorded that reflected activities in support of the Company's Formula for Growth, which have previously been disclosed and are as follows:

- Part of the Company's Simplify program involves the restructuring of its merchandising and store operations into more streamlined functions which includes a reduction of 800-1,000 jobs in the National Head Office and Store Support Centre and regional offices. The total restructuring costs, primarily severance costs, under this plan are anticipated to be at the lower end of the previously disclosed range of $150 million to $200 million. A substantial portion of the estimated charge in connection with this plan is anticipated to be recorded by the end of the second quarter of 2007. In the first quarter of 2007, the Company recognized $75 million of restructuring costs resulting from this plan, composed of $58 million for employee termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs and $17 million of other costs, primarily consulting.
- A charge of $14 million was recorded in connection with the previously announced closure of certain stores in the Quebec and Atlantic markets and in the wholesale network that were part of the store operations restructuring activities.

(1) See Non-GAAP Financial Measures on page 10.

($ millions)	Cost Recognized 2007 (12 weeks)	Cost Recognized 2006 (12 weeks)	Total Expected Costs	Total Expected Costs Remaining
Simplify program	$ 75	$ –	$ 150[(2)]	$ 75
Store operations	14	–	54	5
Supply chain network	–	2	90	20
Office move and reorganization of the operation support functions	–	1	25	–
Total restructuring and other charges	$ 89	$ 3	$ 319	$ 100

(2) The total restructuring costs, primarily severance costs, under this plan are anticipated to be at the lower end of the previously disclosed range of $150 million to $200 million.

In addition, the Company recognized the following in operating income:

- a charge of $12 million (2006 -- $3 million) for the net effect of stock-based compensation and the associated equity forwards;
- a charge of $2 million, comprised primarily of storage costs, relating to the liquidation of inventory determined to be excess in the fourth quarter of 2006. The Company's efforts to liquidate this inventory are proceeding as expected; and
- income of $1 million (2006 – charge of $5 million) resulting from the consolidation of VIEs.

After adjusting for the above-noted items, adjusted operating income(1) was $236 million in the first quarter of 2007 compared to $270 million in the comparable period in 2006. Adjusted operating margin(1) was 3.9% in the first quarter of 2007 compared to 4.7% in 2006. Adjusted EBITDA margin(1) decreased to 6.0% from 6.9% in 2006.

In addition, the following items influenced adjusted operating income(1) for the first quarter of 2007:

- Legislative changes by the Ontario government in the second half of 2006 negatively impacted pharmacy-related operating income by approximately $10 million.
- Consulting costs, other than those in connection with the Simplify program, and costs associated with the change in the Company's executive bonus plan, amounted to approximately $15 million.
- The Company continues to reduce prices in a strategic and coordinated manner. This has started and will continue in both Ontario and Quebec in addition to a rollout to the rest of Canada over the course of the year.

Aggregate gross margin percentage softened from the continued investments in lower food prices to drive sales growth and increases in inventory shrink, primarily food, partially offset by improved mix of food, general merchandise and drugstore sales. The Company also experienced higher store operating costs including labour costs, primarily in Ontario, and higher overhead costs.

The non-cash goodwill impairment charge of $800 million recorded in the Company's audited annual consolidated financial statements for the year ended December 30, 2006 continues to be assessed by the Company. The Company expects that the final charge will be approximately $800 million as previously disclosed. However, if necessary, this non-cash goodwill impairment charge will be adjusted by the end of the second quarter of 2007.

(1) See Non-GAAP Financial Measures on page 10.

Interest Expense Interest expense for the first quarter of 2007 was $59 million compared to $60 million in 2006. The following items impacted interest expense:

- Interest on long term debt of $66 million was unchanged from the comparable period of 2006.
- Interest on financial derivative instruments, which includes the effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards, was $3 million (2006 – $1 million).
- Net short term interest was income of $4 million (2006 – $2 million).
- During the first quarter of 2007, $6 million (2006 – $5 million) of interest expense was capitalized to fixed assets.

Income Taxes The effective income tax rate decreased to 30.7% compared to 32.2% in 2006 mainly due to the change in the proportion of taxable income across different jurisdictions which was partially offset by the income tax impact related to the stock-based compensation and the associated equity forwards.

Net Earnings Net earnings for the first quarter decreased $86 million, or 61.4%, to $54 million from $140 million in the first quarter of 2006. Basic net earnings per common share for the first quarter decreased 31 cents or 60.8% to 20 cents from 51 cents in the first quarter of 2006 due to the factors described above.

Financial Condition

Financial Ratios The net debt(1) to equity ratio of 0.77:1 at the end of the first quarter of 2007 compared to 0.74:1 in the same period in 2006 and to 0.72:1 at year end 2006. The increase in the net debt(1) to equity ratio at the end of the first quarter of 2007 when compared to the end of the first quarter last year was due to the decrease in shareholders' equity, primarily the result of the negative impact of the $800 million non-cash goodwill impairment charge recorded in the fourth quarter of 2006 partially offset by a decline in net debt(1). The net debt(1) to equity ratio at the end of the first quarter is typically higher than at year end due to cyclical fluctuations in working capital. The net debt(1) to equity ratio is expected to improve throughout the remainder of the year.

As a result of the decline in operating income, the interest coverage ratio was 2.1 times for the first quarter of 2007 compared to 4.0 times in 2006.

The rolling year return on average total assets(1) at the end of the first quarter of 2007 decreased to 1.3% compared to 11.1% for the comparable period in 2006 and to 2.3% at year end 2006. The rolling year return on average shareholders' equity at the end of the first quarter decreased to (5.3)% compared to 13.0% for the comparable period of 2006 and to (3.9)% at year end 2006. Both ratios continue to be negatively impacted by the decline in cumulative operating income for the latest four quarters including the negative impact of the $800 million non-cash goodwill impairment charge recorded in the fourth quarter of 2006.

Common Share Dividends Loblaw's Board of Directors declared quarterly dividends equal to 21 cents per common share with a payment date of April 1, 2007.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,173,564 common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in Note 9 to the unaudited interim period consolidated financial statements.

Liquidity and Capital Resources

Cash Flows used in Operating Activities First quarter cash flows used in operating activities were $245 million compared to $410 million in the comparable period in 2006. The improvement in cash flows used in operating activities is mainly due to the decrease in the use of non-cash working capital. A change in inventory in the first quarter of 2007 compared to the same period in 2006 accounted for the majority of the change in non-cash working capital.

(1) See Non-GAAP Financial Measures on page 10.

Cash Flows used in Investing Activities First quarter cash flows used in investing activities were $20 million compared to $273 million in 2006. The majority of the change in cash flows used in investing activities was the result of a decline in capital investment in addition to less of a movement in short term investments from cash and cash equivalents relative to year end, when compared to the prior year, due to the change in the term to maturity profile of the Company's short term investments. Capital investment for the first quarter amounted to $93 million (2006 – $191 million). Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada. At present, the Company is focusing on ensuring appropriate capital investments are being made.

During the first quarter of 2007 $40 million (2006 – $55 million) of credit card receivables were securitized by *President's Choice* Bank ("*PC* Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to independent trusts. The securitization yielded a nominal net gain (2006 – nominal net gain) based on the assumptions disclosed in Note 11 of the consolidated financial statements for the year ended December 30, 2006 included in the Company's 2006 Annual Report. The independent trusts' recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2006 – 9%) on a portion of the securitized amount.

Cash Flows from Financing Activities First quarter cash flows from financing activities were $143 million compared to $483 million in 2006 primarily due to the decline in commercial paper levels as a result of the reduction in working capital and capital expenditures.

During the first quarter of 2007, Dominion Bond Rating Service ("DBRS") placed the Company's Medium Term Notes ("MTN") and debentures under review with negative implications and confirmed the Company's commercial paper rating at its current level with a "stable" trend. Standard & Poor's placed the Company's long term corporate credit and commercial paper ratings on CreditWatch with negative implications. Subsequent to the first quarter, DBRS downgraded the Company's MTN and debentures to "A (low)" from "A" and confirmed the Company's commercial paper rating at "R-1 (low)", both with a "negative" trend. The rating decline will increase borrowing costs, however the Company anticipates to continue to be able to obtain external financing.

During the first quarter of 2007, the Company entered into a $500 million, 364-day revolving committed credit facility extended by several banks for general corporate purposes and to support the Company's commercial paper program.

During the first quarter of 2007, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange, or enter into equity derivatives to purchase up, to 13,708,678 of the Company's common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Free Cash Flow(1) Free cash flow(1) for the first quarter of 2007 was negative $396 million compared to negative $601 million in the first quarter of 2006. Free cash flow(1) is typically negative in the first quarter and is expected to improve throughout the remainder of the year due to increases in net earnings, an improvement in cash flows from working capital and a reduction in capital expenditures compared to 2006.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter, which is 16 weeks in duration.

(1) See Non-GAAP Financial Measures on page 10.

Summary of Quarterly Results
(unaudited)

($ millions except where otherwise indicated)	First Quarter 2007	First Quarter 2006	Fourth Quarter 2006	Fourth Quarter 2005	Third Quarter 2006	Third Quarter 2005	Second Quarter 2006	Second Quarter 2005
Sales	**$ 6,347**	$ 6,147	$ 6,784	$ 6,552	$ 9,010	$ 8,610	$ 6,699	$ 6,405
Net earnings (loss)	**$ 54**	$ 140	$ (756)	$ 201	$ 203	$ 192	$ 194	$ 211
Net earnings (loss) per common share								
Basic ($)	**$ 0.20**	$ 0.51	$ (2.76)	$ 0.73	$ 0.74	$ 0.70	$ 0.71	$ 0.77
Diluted ($)	**$ 0.20**	$ 0.51	$ (2.76)	$ 0.73	$ 0.74	$ 0.70	$ 0.71	$ 0.76

Sales growth continued into the first quarter of 2007 at a higher rate than in 2006. Same-store sales growth during the current quarter increased 2.4% including the negative impact from the decline in tobacco sales. Sales and same-store sales growth during the last two quarters of 2006 and the first quarter of 2007 were negatively impacted by the loss in tobacco sales. Tobacco is not a significant earnings contributor. Fluctuations in quarterly net earnings for 2006 and into 2007 reflect the impact of a number of specific charges resulting from ongoing transformative changes, including a non-cash goodwill impairment charge of $800 million in the fourth quarter of 2006 and restructuring and other charges in late 2006 and the first quarter of 2007.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has concluded that, as of March 24, 2007, a weakness existed in the design of the Company's internal control over financial reporting in the area of inventory controls, principally related to general merchandise inventory valuation. This design weakness was caused primarily by the absence of sufficient compensating controls in the face of the lack of a perpetual inventory system. At December 30, 2006, the controls and processes surrounding the inventory liquidation activity which took place in the fourth quarter of 2006 provided sufficient compensating controls in this area.

While it is possible that this design weakness, if left unaddressed, could result in a material misstatement of the Company's inventory balances now or in the future, management has concluded that the consolidated financial statements included in this quarterly report fairly present the Company's financial position, consolidated results of operations and cash flows for the 12 weeks ended March 24, 2007. Management has reached this conclusion based on the aggregate effect of a number of factors, including the general merchandise inventory liquidation activity that took place in the fourth quarter of 2006, the performance of a significant number of inventory counts at the Company's stores in the first quarter of 2007, and further substantive procedures performed by management to validate the recorded value of inventory.

The Company is implementing a plan for the remediation of this design weakness. In the short term, the number of inventory counts will be increased to a level at which the Company can be confident of the statistical validity of extrapolating the results of those counts. The Company will implement a perpetual inventory system in the next 12 to 24 months.

Other than as described above, there has been no change in the Company's internal control over financial reporting that occurred during the 12 weeks ended March 24, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Legal Proceedings

During the first quarter of 2007, the Company was one of 17 defendants served with an action brought in the Superior Court of Ontario by certain beneficiaries of a multi-employer pension plan. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged. One billion dollars of damages are claimed in the action. In addition, the plaintiffs are seeking to have a representative defendant appointed for the employers of all the members of the multi-employer pension plan. The action is framed as a representative action on behalf of all the beneficiaries of the multi-employer pension plan. The action is at a very early stage and the Company intends to vigorously defend it. Statements of Defence have not yet been filed.

In addition to the claim described above, the Company is the subject of various legal proceedings and claims that arise in the ordinary course of business. The outcome of all of these proceedings is uncertain. However, based on information currently available, these claims, individually and in the aggregate, are not expected to have a material impact on the Company.

Accounting Standards Implemented in 2007

On December 31, 2006, the Company implemented the Canadian Institute of Chartered Accountants new Handbook sections 3855 "Financial Instruments – Recognition and Measurement", 3865 "Hedges", 1530 "Comprehensive Income", 3251 "Equity" and 3861 "Financial Instruments – Disclosure and Presentation". These standards have been applied without restatement of prior periods. The transitional adjustments resulting from these standards are recognized in the opening balances of retained earnings and accumulated other comprehensive income.

The new accounting standards require that all financial instruments be classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments within scope, including derivatives, are included on the Company's balance sheet and measured at fair value except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Held-for-trading financial assets and financial liabilities are measured at fair value with gains and losses recognized in net earnings in the period in which they arise. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in net earnings. In cash flow hedges, the effective portion of the change in fair value of the hedging item is recorded in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings.

Upon implementation of these standards, the Company has recorded the following transitional adjustments:

($ millions)	Total Transitional Adjustments
Consolidated Balance Sheet	
Other assets	$ 35
Future income taxes	(7)
Other liabilities	41
Retained earnings	(15)
Accumulated other comprehensive income	16

For further details of the specific accounting changes and related impacts, see note 2 to the unaudited interim period consolidated financial statements.

Outlook

For the remainder of 2007, sales excluding the impact of tobacco sales and VIEs[1], are expected to increase and adjusted operating income[1] and margin[1] are expected to be challenged as the Company continues to lower prices for its customers across Canada.

Additional Information

Additional information about the Company has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, *President's Choice* Bank.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company for the reasons set out below. These measures do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs These financial measures exclude the impact on sales from the decrease in tobacco sales and from the consolidation by the Company of certain independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. Tobacco sales continue to decrease as a result of a major tobacco supplier shipping directly to certain customers of the Company's cash & carry and wholesale club network commencing in the third quarter of 2006. These impacts on sales are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table "Sales and Sales Growth Excluding the Impact of Tobacco Sales and VIEs" on page 4 of this MD&A.

Adjusted Operating Income and Margin The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the unaudited interim period consolidated statements of earnings for the twelve week periods ended March 24, 2007 and March 25, 2006. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, these items affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted operating income and margin are useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

(1) See Non-GAAP Financial Measures on page 10.

($ millions)	2007 (12 weeks)	2006 (12 weeks)
Operating income	$ 134	$ 259
Add (deduct) impact of the following:		
Net effect of stock-based compensation and the associated equity forwards	12	3
Restructuring and other charges	89	3
Inventory liquidation	2	-
VIEs	(1)	5
Adjusted operating income	$ 236	$ 270

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding the impact of tobacco sales and VIEs.

Adjusted EBITDA and Margin The following table reconciles adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to adjusted operating income which is reconciled to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings, in the table above, for the twelve week periods ended March 24, 2007 and March 25, 2006. Adjusted EBITDA is useful to management in assessing the Company's performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program.

($ millions)	2007 (12 weeks)	2006 (12 weeks)
Adjusted operating income	$ 236	$ 270
Add (deduct) impact of the following:		
Depreciation and amortization	136	134
VIEs depreciation and amortization	(7)	(6)
Adjusted EBITDA	$ 365	$ 398

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding the impact of tobacco sales and VIEs.

Adjusted Basic Net Earnings per Common Share The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the unaudited interim period consolidated statements of earnings for the twelve week periods ended March 24, 2007 and March 25, 2006. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted basic net earnings per common share is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

	2007 (12 weeks)	2006 (12 weeks)
Basic net earnings per common share	$ 0.20	$ 0.51
Add impact of the following:		
Net effect of stock-based compensation and the associated equity forwards	0.05	0.01
Restructuring and other charges	0.21	0.01
Inventory liquidation	-	-
VIEs	-	0.01
Adjusted basic net earnings per common share	$ 0.46	$ 0.54

Net Debt The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at March 24, 2007 and March 25, 2006. The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments. The net debt to equity ratio is useful in assessing the amount of leverage employed.

($ millions)	2007	2006
Bank indebtedness	$ 97	$ 80
Commercial paper	756	871
Long term debt due within one year	36	159
Long term debt	4,241	4,183
Less: Cash and cash equivalents	547	716
Short term investments	388	187
Net debt	$ 4,195	$ 4,390

Free Cash Flow The following table reconciles free cash flow to Canadian GAAP measures reported in the unaudited interim period consolidated cash flow statements for the twelve week periods ended March 24, 2007 and March 25, 2006. The Company calculates free cash flow as cash flows used in operating activities less fixed asset purchases and dividends. The Company believes free cash flow is a useful measure of the change in the Company's cash available for additional funding requirements.

($ millions)	2007 (12 weeks)	2006 (12 weeks)
Cash flows used in operating activities	$ (245)	$ (410)
Less: Fixed asset purchases	93	191
Dividends	58	-
Free cash flow	$ (396)	$ (601)

Total Assets The following table reconciles total assets used in the return on average total assets to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at March 24, 2007 and March 25, 2006. The Company believes the return on average total assets ratio is useful in assessing the performance of its operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in the ratio.

($ millions)	2007	2006
Total assets	$ 13,284	$ 13,797
Less: Cash and cash equivalents	547	716
Short term investments	388	187
Total assets	$ 12,349	$ 12,894

Consolidated Statements of Earnings
(unaudited)

For the periods ended March 24, 2007 and March 25, 2006 ($ millions except where otherwise indicated)	2007 (12 weeks)	2006 (12 weeks)
Sales	$ 6,347	$ 6,147
Operating Expenses		
Cost of sales, selling and administrative expenses	5,988	5,751
Depreciation and amortization	136	134
Restructuring and other charges (note 3)	89	3
	6,213	5,888
Operating Income	134	259
Interest Expense (note 4)	59	60
Earnings before Income Taxes	75	199
Income Taxes (note 5)	23	64
Net Earnings before Minority Interest	52	135
Minority Interest	(2)	(5)
Net Earnings	$ 54	$ 140
Net Earnings Per Common Share ($) (note 6)		
Basic and Diluted	$ 0.20	$ 0.51

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

For the periods ended March 24, 2007 and March 25, 2006 ($ millions except where otherwise indicated)	2007 (12 weeks)	2006 (12 weeks)
Common Share Capital, Beginning and End of Period	**$ 1,196**	$ 1,192
Retained Earnings, Beginning of Period	**$ 4,245**	$ 4,694
Cumulative impact of implementing new accounting standards (note 2)	**(15)**	–
Net earnings	**54**	140
Dividends declared per common share – 21¢ (2006 – 21¢)	**(58)**	(58)
Retained Earnings, End of Period	**$ 4,226**	$ 4,776
Accumulated Other Comprehensive Income, Beginning of Period	**$ –**	
Cumulative impact of implementing new accounting standards (notes 2 and 10)	**16**	
Other comprehensive income	**1**	
Accumulated Other Comprehensive Income, End of Period	**$ 17**	
Total Shareholders' Equity	**$ 5,439**	$ 5,968

See accompanying notes to the unaudited interim period consolidated financial statements

Consolidated Statement of Comprehensive Income
(unaudited)

For the period ended March 24, 2007 ($ millions)	2007 (12 weeks)
Net earnings	**$ 54**
Other comprehensive income, net of income taxes	
Net unrealized loss on available-for-sale financial assets	**(3)**
Reclassification of gain on available-for-sale financial assets to net earnings	**(11)**
	(14)
Net gain on derivatives designated as cash flow hedges	**4**
Reclassification of loss on derivatives designated as cash flow hedges to net earnings	**11**
	15
Other comprehensive income	**1**
Total Comprehensive Income	**$ 55**

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

($ millions)	As at March 24, 2007 (unaudited)	As at March 25, 2006 (unaudited)	As at December 30, 2006
Assets			
Current Assets			
Cash and cash equivalents	**$ 547**	$ 716	$ 669
Short term investments	**388**	187	327
Accounts receivable (note 7)	**578**	536	728
Inventories	**1,964**	2,076	2,037
Income taxes	**89**	46	63
Future income taxes	**106**	76	85
Prepaid expenses and other assets	**47**	57	39
Total Current Assets	**3,719**	3,694	3,948
Fixed Assets	**8,053**	7,833	8,055
Goodwill	**793**	1,588	794
Other Assets	**719**	682	689
Total Assets	**$ 13,284**	$ 13,797	$ 13,486
Liabilities			
Current Liabilities			
Bank indebtedness	**$ 97**	$ 80	$ 1
Commercial paper	**756**	871	647
Accounts payable and accrued liabilities	**2,113**	2,020	2,598
Long term debt due within one year	**36**	159	27
Total Current Liabilities	**3,002**	3,130	3,273
Long Term Debt	**4,241**	4,183	4,212
Future Income Taxes	**229**	230	234
Other Liabilities	**363**	280	314
Minority Interest	**10**	6	12
Total Liabilities	**7,845**	7,829	8,045
Shareholders' Equity			
Common Share Capital (note 9)	**1,196**	1,192	1,196
Retained Earnings	**4,226**	4,776	4,245
Accumulated Other Comprehensive Income (notes 2 and 10)	**17**	–	–
Total Shareholders' Equity	**5,439**	5,968	5,441
Total Liabilities and Shareholders' Equity	**$ 13,284**	$ 13,797	$ 13,486

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements
(unaudited)

For the periods ended March 24, 2007 and March 25, 2006 ($ millions)	2007 (12 weeks)	2006 (12 weeks)
Operating Activities		
Net earnings before minority interest	**$ 52**	$ 135
Depreciation and amortization	**136**	134
Restructuring and other charges (note 3)	**89**	3
Future income taxes	**(19)**	(13)
Change in non-cash working capital	**(535)**	(692)
Other	**32**	23
Cash Flows used in Operating Activities	**(245)**	(410)
Investing Activities		
Fixed asset purchases	**(93)**	(191)
Short term investments	**(61)**	(183)
Proceeds from fixed asset sales	**7**	6
Credit card receivables, after securitization (note 7)	**144**	118
Franchise investments and other receivables	**(6)**	(14)
Other	**(11)**	(9)
Cash Flows used in Investing Activities	**(20)**	(273)
Financing Activities		
Bank indebtedness	**96**	50
Commercial paper	**109**	435
Long term debt		
Issued	**7**	4
Retired	**(11)**	(6)
Dividends	**(58)**	-
Cash Flows from Financing Activities	**143**	483
Change in Cash and Cash Equivalents	**(122)**	(200)
Cash and Cash Equivalents, Beginning of Period	**669**	916
Cash and Cash Equivalents, End of Period	**$ 547**	$ 716

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended December 30, 2006 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2006 Annual Report.

The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. The Company also consolidates variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

Use of Estimates and Assumptions The preparation of the unaudited interim period consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the unaudited interim period consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that may be undertaken in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes, fixed assets and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Note 2. Accounting Standards Implemented in 2007

Financial Instruments On December 31, 2006, the Company implemented the Canadian Institute of Chartered Accountants ("CICA") new Handbook sections 3855 "Financial Instruments – Recognition and Measurement", 3865 "Hedges", 1530 "Comprehensive Income", 3251 "Equity" and 3861 "Financial Instruments – Disclosure and Presentation". These standards have been applied without restatement of prior periods. The transitional adjustments resulting from these standards are recognized in the opening balances of retained earnings and accumulated other comprehensive income.

Section 3855, "Financial Instruments – Recognition and Measurement" establishes guidance for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments must be classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The standard requires that financial instruments within scope, including derivatives, be included on the Company's balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Gains and losses on held-for-trading financial assets and financial liabilities are recognized in net earnings in the period in which they arise. Unrealized gains and losses, including changes in foreign exchange rates on available-for-sale financial assets are recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in net earnings. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models as more fully described in note 20 of the consolidated financial statements for the year ended December 30, 2006.

As a result of the implementation of this standard, the Company has classified cash and cash equivalents and short term investments as held-for-trading with the exception of certain United States dollar denominated short term investments designated in a hedging relationship, which are classified as available-for-sale financial assets. Accounts receivable are classified as loans and receivables; and investments in equity instruments are classified as available-for-sale. Bank indebtedness, accounts payable and certain accrued liabilities, long term debt and capital lease obligations have been classified as other financial liabilities. The Company has not classified any financial assets as held-to-maturity. The impact of remeasuring financial assets classified as available-for-sale at fair value resulted in an increase in other assets of $9 million with a corresponding increase in accumulated other comprehensive income of $6 million net of income taxes. In addition, as a result of classifying the United States dollar denominated short term investments designated in a hedging relationship as available-for-sale, the net unrealized gain previously recorded in retained earnings was reclassified to accumulated other comprehensive income for an amount of $14 million net of income taxes. The retained interest held by *President's Choice* Bank in securitized receivables has been classified as held-for trading and has resulted in an increase in other assets of $2 million with a corresponding increase in opening retained earnings of $1 million net of income taxes. The remeasurement of financial assets classified as loans and receivables and financial liabilities classified as other liabilities at amortized cost was insignificant.

Non-financial derivatives must be recorded at fair value on the consolidated balance sheet unless they are exempt from derivative treatment based upon expected purchase, sale or usage requirements. All changes in their fair value are recorded in net earnings unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. As a result of re-measuring a non-financial derivative at fair value an increase in other assets of $7 million and an increase in opening retained earnings of $5 million net of income taxes was recognized. The standard requires embedded derivatives to be separated and fair valued if certain criteria are met. Under an election provided for by the standard, December 29, 2002 was elected as the transition date to apply this accounting treatment to embedded derivatives. The impact of this change related to embedded derivatives was not significant.

During the first quarter of 2007, the change in fair value of held-for-trading financial assets, including non-financial derivatives, was not material.

Section 3855 also requires that obligations undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, "Disclosure of Guarantees" be recognized at fair value at inception. No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. As a result, a liability of $7 million related to the fair value of the standby letter of credit issued by a major Canadian chartered bank for the benefit of an independent funding trust which provides loans to the Company's independent franchisees was recognized, with a corresponding decrease of $6 million net of income taxes to opening retained earnings.

Section 3865, "Hedges" replaces Accounting Guideline 13, "Hedging Relationships". The requirements for identification, designation, documentation and assessment of effectiveness of hedging relationships remain substantially unchanged. Section 3865 addresses the accounting treatment of qualifying hedging relationships and the necessary disclosures and also requires all derivatives in hedging relationships to be recorded at fair value.

As described in notes 1 and 20 of the consolidated financial statements for the year ended December 30, 2006, the Company has cash flow hedges which are used to manage exposure to fluctuations in foreign currency exchange rates and variable interest rates on variable rate assets and liabilities. For cash flow hedges, the effective portion of the change in fair value of the hedging item is recorded in other comprehensive income. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the hedged item, the ineffective portion of the hedging relationship is recorded immediately in net earnings. Amounts accumulated in other comprehensive income are reclassified to net earnings when the hedged item is recognized in net earnings. When a hedging instrument in a cash flow hedge expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in accumulated other comprehensive income relating to the hedge is carried forward until the hedged item is recognized in net earnings. When the hedged item ceases to exist as a result of its expiry or sale, or if an anticipated transaction is no longer expected to occur, the cumulative gain or loss in accumulated other comprehensive income is immediately reclassified to net earnings.

Upon implementation of these requirements with respect to cash flow hedges, an increase in other assets of $17 million and an increase in other liabilities of $34 million related to the fair value of the interest rate swaps not previously recognized on the consolidated balance sheet and an increase in accumulated other comprehensive income of $10 million net of income taxes were recorded. A decrease in opening retained earnings of $15 million net of income taxes resulting from the financing element of off–market interest rate swaps was also recorded. In addition, a decrease in accumulated other comprehensive income of $14 million net of income taxes was recorded related to the effective portion of the unrealized gains and losses on the cross currency basis swaps previously recognized in retained earnings. The ineffective portion of the gains or losses on the derivatives within the hedging relationships was insignificant.

Section 1530, "Comprehensive Income" introduces a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. Other comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources and includes unrealized gains and losses on financial assets that are classified as available-for-sale, and changes in the fair value of the effective portion of cash flow hedging instruments. Effective for the first quarter of 2007, the Company has included in the unaudited interim period consolidated financial statements a new consolidated statement of comprehensive income for the changes in these items, while the cumulative changes in other comprehensive income are included in accumulated other comprehensive income, which is presented as a new category of shareholders' equity on the consolidated balance sheet. See note 10 for further details of the accumulated other comprehensive income balance.

Section 3251, "Equity", which replaced Section 3250, "Surplus", establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves. New consolidated statements of changes in shareholders' equity are included in the unaudited interim period consolidated financial statements.

Section 3861, "Financial Instruments – Disclosure and Presentation", which replaces Section 3860, of the same name, establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

The following tables summarize the transitional adjustments recorded upon implementation:

($ millions)	Total Transitional Adjustments
Consolidated Balance Sheet	
Other assets	$ 35
Future income taxes	(7)
Other liabilities	41
Retained earnings	(15)
Accumulated other comprehensive income	16

	Retained Earnings		Accumulated Other Comprehensive Income	
($ millions)	Gross	Net of Income Taxes	Gross	Net of Income Taxes
Classification of financial assets as available-for-sale	$ (14)	$ (14)	$ 23	$ 20
Classification of financial assets as held-for-trading	2	1	–	-
Non-financial derivative	7	5	-	-
Guarantees	(7)	(6)	-	-
Cash flow hedges	(9)	(1)	(8)	(4)
	$ (21)	$ (15)	$ 15	$ 16

Note 3. Restructuring and Other Charges

Simplify Program During the first quarter of 2007, the Company approved and announced the restructuring of its merchandising and store operations into more streamlined functions as part of the Company's "Simplify" program. The total restructuring costs, primarily severance costs, under this plan are anticipated to be at the lower end of the previously disclosed range of $150 million to $200 million. A substantial portion of the estimated charge in connection with this plan is anticipated to be recorded by the end of the second quarter of 2007. In the first quarter of 2007, the Company recognized $75 million of restructuring costs resulting from this plan, composed of $58 million for employee termination benefits including severance, additional pension costs resulting from the termination of employees and retention costs and $17 million of other costs, primarily consulting.

Store Operations During 2006, management of the Company approved and communicated a plan to close 19 underperforming Quebec stores, mainly within the *Provigo* banner, and 8 stores in the Atlantic region. In addition, as a result of the loss of tobacco sales following the decision by a major tobacco supplier to sell directly to certain customers of the Company, a review of the impact on the cash & carry and wholesale club network was undertaken. In 2006, management approved and communicated a formal plan to close 24 wholesale outlets which were impacted most significantly by this change. The total restructuring cost under these plans is estimated to be approximately $54 million. Of the $54 million, approximately $10 million is attributable to employee termination benefits, which include severance resulting from the termination of employees, $25 million to fixed asset impairment and accelerated depreciation relating to these restructuring activities and $19 million to site closing and other costs including lease obligations. In the first quarter of 2007, the Company recognized $14 million of restructuring costs relating to site closing and other costs including lease obligations and $5 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

Supply Chain Network During 2005, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. The restructuring plan is expected to be completed by the first quarter of 2009 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million, approximately $57 million is attributable to employee termination benefits, which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. At the end of the first quarter of 2007, $20 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met.

Office Move and Reorganization of the Operation Support Functions In 2005, the Company consolidated several administrative and operating offices from across southern Ontario into a new National Head Office and Store Support Centre in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office. All of the expected $25 million of costs related to these initiatives had been recognized by the end of 2006.

The costs recognized in operating income and cash payments made by the Company are as follows:

($ millions)	Employee Termination Benefits	Site Closing and Other Costs	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	2007 (12 weeks) Total	2006 (12 weeks) Total
Net liability, beginning of period	$ 40	$ -	$ 40		$ 40	$ 41
Costs recognized during the period:						
Simplify program	$ 58	$ 17	$ 75	$ -	$ 75	$ -
Store operations	-	14	14	-	14	-
Supply chain network	-	-	-	-	-	2
Office move and reorganization of the operation support functions	-	-	-	-	-	1
	$ 58	$ 31	$ 89	$ -	$ 89	$ 3
Cash payments during the period:						
Simplify program	$ 13	$ 17	$ 30		$ 30	$ -
Store operations	4	5	9		9	-
Supply chain network	1	-	1		1	2
Office move and reorganization of the operation support functions	-	-	-		-	2
	$ 18	$ 22	$ 40		$ 40	$ 4
Charges against fixed assets	$ -	$ -	$ -		$ -	$ 1
Charges against other assets(1)	4	-	4		4	-
Net liability, end of period	$ 76	$ 9	$ 85		$ 85	$ 39
Recorded in the consolidated balance sheet as follows:						
Other assets	$ -	$ -	$ -		$ -	$ 9
Accounts payable and accrued liabilities	55	9	64		64	5
Other liabilities	21	-	21		21	25
Net liability, end of period	$ 76	$ 9	$ 85		$ 85	$ 39

(1) Charges against other assets relates to contractual termination benefits cost recognized which reduced the accrued benefit plan asset.

Note 4. Interest Expense

($ millions)	2007 (12 weeks)	2006 (12 weeks)
Interest on long term debt	$ 66	$ 66
Interest on financial derivative instruments	3	1
Net short term interest	(4)	(2)
Capitalized to fixed assets	(6)	(5)
Interest expense	$ 59	$ 60

Net interest paid in the first quarter was $64 million (2006 – $59 million).

Note 5. Income Taxes

Net income taxes paid in the first quarter were $67 million (2006 – $120 million).

Note 6. Basic and Diluted Net Earnings per Common Share

	2007 (12 weeks)	2006 (12 weeks)
Net earnings ($ millions)	$ 54	$ 140
Weighted average common shares outstanding (in millions)	274.2	274.1
Dilutive effect of stock-based compensation (in millions)	-	0.5
Diluted weighted average common shares outstanding (in millions)	274.2	274.6
Basic and diluted net earnings per common share ($)	$ 0.20	$ 0.51

Stock options outstanding with an exercise price greater than the market price of the Company's common shares at the end of the first quarter were not recognized in the computation of the diluted net earnings per common share. Accordingly, for the first quarter of 2007, 7,295,231 (2006 – 2,252,082) stock options, with a weighted average exercise price of $54.16 (2006 – $69.58) per common share, were excluded from the computation of diluted net earnings per common share.

Note 7. Credit Card Receivables

During the first quarter $40 million (2006 – $55 million) of credit card receivables were securitized by *President's Choice* Bank ("*PC* Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to independent trusts. The securitization yielded a nominal net gain (2006 – nominal net gain) based on the assumptions disclosed in Note 11 of the consolidated financial statements for the year ended December 30, 2006. The independent trusts' recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2006 – 9%) on a portion of the securitized amount.

($ millions)	2007 (as at March 24, 2007)	2006 (as at March 25, 2006)	2006 (as at December 30, 2006)
Credit card receivables	$ 1,465	$ 1,193	$ 1,571
Amount securitized	(1,290)	(1,065)	(1,250)
Net credit card receivables	$ 175	$ 128	$ 321

Note 8. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $41 million (2006 – $35 million) for the first quarter. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 9. Common Share Capital

(in millions)	2007 (12 weeks)	2006 (12 weeks)
Actual common shares outstanding	**274.2**	274.1
Weighted average common shares outstanding	**274.2**	274.1

Note 10. Accumulated Other Comprehensive Income

The following table gives further detail regarding the changes in the composition of other accumulated comprehensive income:

($ millions)	Cash Flow Hedges	Available-for-sale Assets	Total
Balance, beginning of period	$ –	$ –	$ –
Cumulative impact of implementing new accounting standards (net of income taxes of $1)	(4)	20	16
Net unrealized loss on available-for-sale financial assets (net of income taxes of nil)	–	(3)	(3)
Reclassification of gain on available-for-sale financial assets (net of income taxes of nil)	–	(11)	(11)
Net gain on derivatives designated as cash flow hedges (net of income taxes of nil)	4	–	4
Reclassification of loss on derivatives designated as cash flow hedges (net of income taxes of nil)	11	–	11
Balance, end of period	$ 11	$ 6	$ 17

An estimated net gain of $5 million recorded in accumulated other comprehensive income related to the cash flow hedges as at March 24, 2007, is expected to be reclassified to net earnings during the next 12 months. This will be offset by the foreign currency fluctuation and interest income on the available-for-sale financial assets and the interest expense on the financial liabilities that are hedged. Remaining amounts will be reclassified to net earnings over periods up to 6 years.

Note 11. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	2007 (12 weeks)	2006 (12 weeks)
Stock option plan expense	**$ –**	$ 1
Equity forwards loss (gain)	**10**	(1)
Restricted share unit plan expense	**2**	3
Net stock-based compensation cost	**$ 12**	$ 3

Stock Option Plan During the first quarter, the Company paid the share appreciation value of $0.2 million (2006 – $0.4 million) on the exercise of 102,000 (2006 – 26,521) stock options. In addition, 525,614 (2006 – 17,886) stock options were forfeited or cancelled. Under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee, the Company granted 3,885,439 (2006 – 48,742) stock options with an exercise price of $47.44 (2006 – $54.71) per common share during the first quarter of 2007. The number of common shares issuable under these stock options exceeds the number of common shares available for grants as of March 24, 2007 by 919,981. The 919,981 stock options will not be exercisable unless shareholder approval is obtained for the stock option plan.

At the end of the first quarter, a total of 7,342,471 (2006 – 5,309,757) stock options were outstanding and represented approximately 2.7% (2006 – 1.9%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the first quarter was $46.80 (2006 – $56.61).

Subsequent to the first quarter, the Company granted 38,938 stock options under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee, with an exercise price of $46.01 per common share.

Restricted Share Unit ("RSU") Plan During the first quarter, the Company granted 281,820 (2006 – 644,712) RSUs to 289 (2006 – 231) employees under its existing RSU plan. In addition, 57,691 (2006 – 447) RSUs were cancelled and 54,357 (2006 – nil) were paid out in the amount of $3 million (2006 – nil). At the end of the first quarter, 919,724 (2006 – 1,027,449) RSUs remain outstanding. .

Subsequent to the first quarter, the Company granted 4,724 RSUs to 6 employees under its existing RSU plan.

Note 12. Contingencies

Legal Proceedings During the first quarter of 2007, the Company was one of 17 defendants served with an action brought in the Superior Court of Ontario by certain beneficiaries of a multi-employer pension plan. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged. One billion dollars of damages are claimed in the action. In addition, the plaintiffs are seeking to have a representative defendant appointed for the employers of all the members of the multi-employer pension plan. The action is framed as a representative action on behalf of all the beneficiaries of the multi-employer pension plan. The action is at a very early stage and the Company intends to vigorously defend it. Statements of Defence have not yet been filed.

In addition to the claim described above, the Company is the subject of various legal proceedings and claims that arise in the ordinary course of business. The outcome of all of these proceedings is uncertain. However, based on information currently available, these claims, individually and in the aggregate, are not expected to have a material impact on the Company.

Corporate Profile

Loblaw Companies Limited ("Loblaw" or the "Company") is Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice*, *no name* and *Joe Fresh Style* brands.

Food is at the heart of its offering. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household demands of Canadian consumers. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, *PC Financial* auto, home, travel and pet insurance, *PC* Mobile phone services as well as the *PC* points loyalty program.

Loblaw is committed to a strategy developed under three core themes: Simplify, Innovate and Grow. The Company strives to be consumer focused, cost effective and agile, with the goal of achieving long term growth for its many stakeholders. Loblaw believes that a strong balance sheet is critical to achieving its potential. It is highly selective in its consideration of acquisitions and other business opportunities. The Company maintains an active product development program to support its control label program. It works to ensure that its technology and systems logistics enhance the efficiency of its operations.

Trademarks

Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Shared Services at the Company's National Head Office or by e-mail at investor@loblaw.ca.

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, *President's Choice* Bank. The Company holds an analyst call shortly following the release of its quarterly results. These calls are archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report was printed in Canada on recycled paper.

Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel (905) 459-2500
Fax (905) 861-2206

LOBLAW COMPANIES LIMITED
Details of Consolidated Earnings Coverage Ratio
For the 52 weeks ended March 24, 2007
($ millions)

	Actual	Excluding Goodwill Charge (Note 2)
CONSOLIDATED INTEREST ON LONG TERM DEBT		
Interest on long term debt	284	284
Consolidated interest on long term debt	284	284
CONSOLIDATED EARNINGS		
Net (loss) earnings	(305)	495
Minority Interest	4	4
Income taxes	207	207
Interest on long term debt	284	284
Consolidated earnings for earnings coverage calculation	190	990
CONSOLIDATED EARNINGS COVERAGE RATIO	0.669 (1)	3.486

(1) The amount of the consolidated earnings coverage deficiency required to be added to the consolidated earnings for earnings coverage calculation to attain a consolidated earnings coverage ratio of one-to-one is $94.

(2) Net earnings have been adjusted to exclude the impact of the $800 non-cash goodwill impairment charge.

END